SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February 25, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SECOND AMENDMENT TO THE TERM OF ACKNOWLEDGMENT, PAYMENT COMMITMENT AND OTHER COVENANTS ENTERED INTO BETWEEN STATE OF SÃO PAULO THROUGH ITS FINANCE SECRETARIAT AND COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP.

The Parties herein below:

1. State of São Paulo, a public legal entity, through its Finance Secretariat, herein represented by the State Officer, Mr. Mauro Ricardo Machado Costa, hereinafter referred to as STATE (“STATE”); and

2. Companhia de Saneamento Básico do Estado de São Paulo – SABESP, a private legal entity and company controlled by the State of São Paulo, enrolled with the CNPJ (National Registry of Legal Entities) under nº 43.776.517/0001 -80, with head offices at Rua Costa Carvalho, nº300, in the Capital of São Paulo State, herein represented by its Chief Executive Officer, Mr. Gesner José de Oliveira Filho, jointly with Chief Financial Officer and Investor Relations Officer, Mr. Rui de Britto Álvares Affonso, hereinafter referred to as SABESP (“SABESP”);

3. Through representation of São Paulo State Sanitation and Energy Secretariat Office, herein represented by its State Officer, Dilma Seli Pena;

WHEREAS

I. On December 11, 2001, STATE and Water and Power Energy Department – DAEE (“DAEE”), through Sanitation and Energy Secretariat – SSE, entered into the Term of Acknowledgment and Restatement of Debts, Payment Commitment and other Covenants (“the TERM OF ACKNOWLEDGMENT”), whereupon STATE acknowledged and agreed to pay SABESP the amounts due to the later regarding the water supply and sewer collection bills related to buildings and facilities occupied by several direct, independent and foundation management agencies, overdue until December 01, 2001, as well as the amounts disbursed by SABESP as complementary retirement and pension benefits granted under Law 4,819/58;

II. On March 22, 2004, STATE and SABESP entered into the “First Amendment to Instrument of Acknowledgment, Payment Commitment and Other Covenants” (“FIRST AMENDMENT”), which provided a specific treatment for debt acknowledged by STATE vis-à-vis SABESP related to water supply and sewer collection, separated from debts as to benefits set forth in Law 4,819/58 and incorporated debts overdue and unpaid by STATE comprising water supply and sewer collection bills related to buildings and facilities occupied by several direct, independent and foundation management agencies, overdue until February 2004, adjusting the total debt acknowledged by STATE to this instrument in the amount of five hundred and eighty-one million, seven hundred and seventy-eight thousand, eight hundred and seventy-eight reais and seventy-five centavos (R$ 581,778,878.75);

III. Pursuant to FIRST AMENDMENT, portion of the debt ratified therein, corresponding to three hundred and sixty million, six hundred and sixty-seven thousand, four hundred and fifty reais and eighty-seven centavos (R$ 360,667,450.87), was settled through accounting reconciliation of STATE vis-à-vis SABESP, arising from interest on own capital, stated by SABESP in fiscal year 2003, and the balance in the amount of two hundred and twenty-one million, one hundred and eleven thousand, four hundred and twenty-seven reais and eighty-eight centavos (R$ 221,111,427.88), was divided into sixty (60) monthly installments paid by STATE as of May 2004 through March 2007;

IV. Credits of SABESP vis-à-vis STATE comprises (i) the outstanding balance of installments of FIRST AMENDMENT pending payment; and (ii) water supply and sewer collection bills related to buildings and facilities occupied by several direct, independent and foundation management agencies, overdue as of March 2004 through October 2007 and unpaid by STATE;

V. Credits of STATE vis-à-vis SABESP comprise amounts related to interest on own capital stated by SABESP for fiscal years 2004, 2005, 2006 and 2007;

VI. STATE through its Finance Secretariat represented its stand on the non-acknowledgement of the debts in the face value of forty-six million, two hundred and forty-four thousand, thirteen reais and sixty-six centavos (R$ 46,244,013.66), pursuant to Official Letter GS No. 516 of December 19, 2006;

VII. SABESP has a stand different from STATE’s as to the amount indicated in the Official Letter mentioned above, thus not accepting the reviewing of amounts previously agreed unless STATE evidences, on a grounded and accurate basis, the lack of relation between the amounts presented by SABESP and the services actually provided;

VIII. STATE and SABESP have agreed to resume the compliance with its debts mutually agreed, on a timely basis, under new witnessth; and

IX. It is necessary to settle the debts between the Parties through agreement so as to become the payment of amounts due by STATE and SABESP feasible;

Now, therefore, the parties have agreed to enter into this Second Amendment to TERM OF ACKNOWLEDGMENT (“Second Amendment”), which shall be governed by the following clauses and conditions, which shall be binding upon the parties and/or any successors, namely:

CLAUSE 1 – WITNESSTH

The following measures to be implemented over the first half-yearly of 2008 are premises for execution of this Second Amendment:

a) electronic accounting management system so as to expedite the follow up on payment of water bills proceedings, as well as budget management procedures, thus securing that STATE pay the bills related to monthly consumption of buildings and facilities occupied by direct, independent and foundation management agencies, on a prompt and timely basis;

b) structuring of the Rational Use of the Water Program – PURA for buildings and facilities occupied by direct, independent and foundation management agencies pertaining to STATE, so as to rationalize the water consumption of such units, as well as the amount of water and sewer bills of STATE;

c) establishment by STATE of criteria for preparation of budget so as to avoid the reallocation of amounts specifically intended for water and sewer bills as of budget 2008;

d) the possibility of registration of nonpaying direct, independent and foundation management agencies and entities in debtors system or record; and

e) the possibility of discontinuing the water supply to agencies and entities pertaining to the direct, independent and foundation management agencies in the event of non-payment of water and sewer collection bills.

CLAUSE 2 – DIVISION OF OUTSTANDING DEBT OF STATE RELATED TO FIRST AMENDMENT INTO INSTALLMENTS

STATE and SABESP have agreed to divide the outstanding balance acknowledged by STATE under FIRST AMENDMENT, in the corresponding amount of one hundred and thirty-three million, seven hundred and nine thousand, twenty-eight reais and eighty-three centavos (R$ 133,709,028.83), updated until November 2007, as per analytical calculation chart that is Exhibit I hereof, to be paid in sixty(60) equal and consecutive installments, on a monthly basis, the first of which shall fall due on January 02, 2008 and the other installments on the same day of the subsequent months or, should it fall on a bank holiday, on the next subsequent business day.

Paragraph 1 – The provision of main section of Clause 2 does not suppress STATE’s right to evidence any waiver of the debts set forth in Official Letter GS No. 516 of December 19, 2006, issued by Finance Secretariat, in view of non-correspondence with the services actually rendered, provided that it acts on a grounded and accurate basis.

Paragraph 2 –The amount of 60 installments provided for in main section of this Clause 2 shall be monetarily updated according to variation of the Amplified Consumer Price Index (IPCA) disclosed by IBGE as of November 2007 through the actual payment of the respective installments, plus simple interest of 0.5% per month.

Paragraph 3 – STATE hereby consents to the assignment of credit rights arising out of this Second Amendment.

CLAUSE 3 – STATE’s DEBTS RELATING TO BILLS OVERDUE AND UNPAID AS OF MARCH 2004 THROUGH OCTOBER 2007

As to the bills overdue and unpaid as of March 2004 through October 2007, arising out of rendering of services of water supply and sewer collection to buildings and facilities pertaining to direct, independent and foundation management agencies and entities of STATE, the Parties hereby acknowledge as follows:

a) The total amount of bills presented by SABESP and validated by the respective STATE agencies and entities until the execution hereof is two hundred and nineteen million, five thousand, one hundred and eleven reais and fifty-four centavos (R$219,005,111.54), in current amounts, pursuant to Exhibit II hereof;

b) The total amount of bills submitted by SABESP and expressly rejected as due by STATE agencies and entities until the execution hereof is twenty-six million, six hundred and fourteen thousand, six hundred and nine reais and eighty-seven centavos (R$ 26,614,609.87), in current amounts, pursuant to Exhibit III hereof; and

c) The total amount of bills presented by SABESP and not reviewed by the respective STATE agencies and entities until the execution hereof is ten million, nine hundred and eighty-eight thousand, three hundred and eighty-six reais and seven centavos (R$10,988,386.07), in current amounts, pursuant to Exhibit IV hereof.

Paragraph 1 – STATE, through its Planning Secretariat, shall provide supplemental credits for budget 2007 so as to secure the availability of financial funds to pay amounts set forth in Exhibit II and the agencies and entities to which such funds are intended shall make all arrangements for the respective granting thereof until December 31 2007.

Paragraph 2 – The bills set forth in Exhibits III and IV hereof shall be reviewed and analyzed by SABESP and agencies and entities, respectively, so as to obtain the validation or evidence, on a grounded and accurate basis, of the actual waiver of the debt submitted and, in the event of validation thereof, the same treatment set forth in paragraph 1 hereof shall be provided therefor.

Paragraph 3 – As of the forty-fifth (45th) day as of the execution hereof, if the bills set forth in Exhibit II were not paid to SABESP, the latter may discontinue the water supply to agencies and entities, as well as to include them in debtors record or system.

Paragraph 4 – The invoices set forth in Exhibits III and IV, upon SABESP review and provided that the waiver arguments provided by agencies and entities are disregarded – due to payments already made or non-correspondence with the supply actually provided – shall be paid by them under penalty of discontinuing the supply and inclusion in the debtors system or record, as of forty-fifth (45th) day as of the respective validations.

Paragraph 5 – Any disagreements on the validation of bills set forth in Exhibit III and IV not settled by the Parties within ninety (90) days as of the execution hereof may be submitted to the Sanitation and Energy Regulatory Agency – ARSESP, pursuant to article 7, item XIII of State Supplemental Law No. 1025 of December 7, 2007.

CLAUSE 4 – INTEREST ON OWN CAPITAL

SABESP shall pay the amounts related to Interest on Own Capital due by STATE related to period as of March 2004 through December 2006, amounting to four hundred million, eight hundred and twenty-three thousand, eight hundred and forty-nine reais and eight centavos (R$ 400,823,849.08), corresponding to the sum (i) of the face value of Interest on Own Capital due by STATE within such period plus

(ii) update of balance of SABESP’s debt vis-à-vis STATE, as of June 2007 through November 2007, at the Special System for Settlement and Custody (SELIC) rate, as per analytical calculation chart that is Exhibit V hereof.

Paragraph1. The payment of amount due pursuant to main section hereof, plus variation of SELIC rate until January 02, 2008 and assessed on the balance of SABESP’s debt vis-à-vis STATE, shall be made in up to six (06) monthly and consecutive installments, the first of which shall fall due on January 02, 2008 and the other installments on the same day of the subsequent months or, should it fall on a bank holiday, on the subsequent business day.

Paragraph 2 – The amount of the installments provided for in paragraph 1 hereof shall be monetarily updated according to the IPCA-IBGE variation as of November 2007 until the month of payment of the respective installments, plus simple interest of 0.5% per month.

Paragraph 3 – The payment of dividends or interest on own capital stated as of 2007 shall be made pursuant to SABESP’s dividend policy.

CLAUSE 5 – DEFAULT

Upon verification of default on the part of direct, independent and foundation management agencies and entities, in view of non-payment, on a timely basis, of the bills related to water supply and sewer collection services, SABESP may adopt the following measures:

a) Up to forty-five (45) days as of the due date of the bill, if the payment is not made, administrative collection shall be carried out informing the pending debt, and notifying that, if the debt is not settled, the nonpaying agency or entity shall be subject to discontinuance of water supply and inclusion in the debtors record or system; and

b) If the respective payment is not made after ninety (90) days as of the due date, SABESP may discontinue the water supply and include the nonpaying agency or entity in the debtors record or system; and

c) As of the due date, if it is verified that the payment was not made, SABESP may impose 2% fine, simple interest of 1% per month and monetary adjustment according to the IPCA-IBGE variation.

Sole Paragraph – The non-payment of the debts set forth in Exhibits II, III and IV shall be governed by Clause 3, all of which of this Second Amendment.

CLAUSE 6– REVOCATION

The Memorandum of Understanding entered into between SABESP and STATE on September 30, 1997 is hereby revoked, as well as the following provisions:

a) TERM OF ACKNOWLEDGMENT: Clauses 1, 2, 6, 7 and 15; and

c) FIRST AMENDMENT: Clauses 1, 2, 3, 4 and 5.

IN WITNESS WHEREOF, the parties sign this instrument in two counterparts of equal form and content, in the presence of the witnesses below.

São Paulo, December 28, 2007.

STATE OF SÃO PAULO

Mauro Ricardo Machado Costa
Finance Officer

COMPANHIA DE SANEAMENTO BÁSICO DO
ESTADO DE SÃO PAULO – SABESP

Gesner José de Oliveira Filho	Rui de Britto Álvares Affonso
Chief Executive Officer	Chief Financial Officer and
Investor Relations Officer

Intervening Party
SANITATION AND ENERGY SECRETARIAT

Dilma Seli Pena
Sanitation and Energy Officer

First witness	Second witness

EXHIBIT I

This exhibit was prepared based on the installment and balance fallow up report of the agreement entered into between the State of São Paula and Sabesp, pursuant to the criteria established in the First Amendment to the Instrument of Acknowledgement, Payment Committment and Other Covenants. We provided below table containing flow of 31 out of 48 installments and the development of the respective agreement balance until November 2007.

				STATE OF SAO PAULO GOVERNMENT AND SABESP

Instl. No.	Installment Date	IPCA %	Accrued IPCA Factor	Initial Balance R$	Principal R$	Oustanding Balance				Installment				Adjusted Final Balance R$

						Adjustment	Balance + Adjustment	Interest	Adjusted Balance + interest	Adjustment	Installment + Adjustment	Interest	Adjusted Installment + interest

1	May 30, 2005	0.87	1.09000000	176,889,142.36	3,685,190.46	15,920,022.81	192,809,165.17	13,496,641.56	206,305,806.73	331,667.14	4,016,857.60	281,180.03	4,298,037.63	202,007,769.10
2	June 30, 2005	0.49	1.08980000	173,203,951.00	3,685,190.46	15,553,714.88	188,757,666.78	14,156,825.01	202,914,491.79	330,930.10	4,016,120.56	301,209.04	4,317,329.61	198,597,162.18
3	July 30, 2005	-0.02	1.09250000	169,518,761.44	3,685,190.46	15,680,485.43	185,199,246.87	14,815,939.75	200,015,186.62	340,880.12	4,026,070.58	322.085.65	4,348,156.22	195,667,030.40
4	Aug 30, 2005	0.25	1.09430000	169,518,761.44	3,685,190.46	15,985,619,20	185,504,380.64	15,767,872.35	201,272,253.00	347,513.46	4,032,703.92	342.779.83	4,375,483.75	196,896,769.24
5	Sep 30, 2005	0.17	1.09820000	169,518,761.44	3,685,190.46	16,646,742.37	186,165,503.81	16,754,895.34	202,920,399.16	361,885.70	4,047,076.16	364,236.85	4,411,313.02	198,509,086.14
6	Oct 30, 2005	0.35	1.10640000	169,518,761.44	3,685,190.46	18,036,796.22	187,555,557.66	17,817,777.98	205,373,335,63	392,104.26	4,077,294.72	387,343.00	4,464,637.72	200,908,697.91
7	Nov 30, 2005	0.75	1.11250000	169,518,761.44	3,685,190.46	19,070,860.66	188,589,622.10	18,858,962.21	207,448,584.31	414,583.93	4,099,774.39	409,977.44	4,509,751.83	202,938,832.49
8	Dec 30, 2005	0.55	1.11250000	169,518,761.44	22,111,142.76	19,070,860.66	188,589,622.10	19,801,910.32	208,391,532.42	2,487,503.56	24,598,646,32	2,582,857.86	27,181,504.18	181,210,028.24
9	Jan 30, 2006	0.36	1.11650000	147,407,618.68	3,685,190.46	17,172,987.58	164,580,606.26	18,103,866.69	182,684,472.94	429,324.69	4,114,515.16	452,596.67	4,567,111.81	178,117,361.13
10	Fev 28, 2006	0.59	1.12310000	143,722,428.22	3,685,190.46	17,692,230.91	161,414,659.13	18,562,685.80	179,977,344.93	453,646.95	4,138,837,41	475,966.30	4,614,803.71	175,362,541.23
11	Mar 30, 2006	0.41	1.12770000	140,037,237.76	3,685,190.46	17,882,755.26	157,919,993.02	18,950,399.16	176,870,392.18	470,598.82	4,155,789.28	498,694.71	4,654,484.00	172,215,908.19
12	Apr 30, 2006	0.43	1 13250000	136,352,047.30	3,685,190.46	18,066,646.27	154,418,693.67	19,302,336.70	173,721,030.26	488,287.74	4,173,478.20	521,684.77	4,695,162.97	169,025,867.29
13	May 30, 2006	0.21	1.13490000	132,666,856.84	3,685,190.46	17,896,758.99	150,563,615.83	19,573,270.06	170,136,885.89	497,132.19	4,182,322.65	543,701,94	4,726,024.60	165,410,861.29
14	June 30, 2006	0.10	1.13610000	128,981,666.38	3,685,190.46	17,554,404.79	146,536,071.17	19,782,369.61	166,318,440.78	501,554.42	4,186,744.88	565,210.56	4,751,955.44	161,566,485.34
15	July, 30, 2006	-0.21	1.13370000	125,296,475.92	3,685,190.46	16,752,138.83	142,048,614.75	19,886,806.07	161,935,420.82	492,709.96	4,177,900.42	584,906.06	4,762,806.48	157,172,614.33
16	Aug 30, 2006	0.19	1.13580000	121,611,285.46	3,685,190.46	16,514,812.57	138,126,098.03	20,028,284.21	158,154,382.24	500,448,86	4,185,639.32	606,917.70	4,792,557.03	153,361,825.21
17	Sep 30, 2006	0.05	1.13640000	117,926,095.00	3,685,190.46	16,085,119.36	134,011,214.36	20,101,682,15	154,112,896,51	502,659.98	4,187,850.44	628,177.57	4,816,028.00	149,296,868.51
18	Oct 30, 2006	0.21	1.13880000	114,240,904.54	3,685,190.46	15,856,637,55	130,097,542.09	20,165,119.02	150,262,661.11	511,504.44	4,196,694.90	650,487.71	4,847,182.60	145.415,478.51
19	Nov 30, 2006	0.33	1.14250000	110,555,714.08	3,685,190.46	15,754,189.26	126,309,903.34	20,209,584.53	146,519,487.87	525,139.64	4,210,330.10	673,652.82	4,883,982.92	141,635,504.95
20	Dec 30, 2006	0.31	1.14610000	110,555,714.08	3,685,190.46	16,152,189.83	126,707,903.91	20,906,804.14	147,614,708.05	538,406.33	4,223,596.79	696,893.47	4,920,490.26	142,694,217.80
21	Jan 30, 2007	0.48	1.15160000	110,555,714.08	3,685,190.46	16,760,246.25	127,315,960.33	21,643,713.26	148,959,673.59	558,674.87	4,243,865.33	721,457.11	4,965,322.44	143.994,351.15
22	Feb 28, 2007	0.44	1.15660000	110,555,714.08	3,685,190.46	17,313,024.82	127,868,738.90	22,377,029.31	150,245,768.21	577,100.83	4,262,291.29	745,900.98	5,008,192.26	145,237,575.95
23	March 30, 2007	0.44	1.16180000	110,555,714.08	18,425,952.30	17,887,914.54	128,443,628.62	23,119,853.15	151,563,481.77	2,981,319.08	21,407,271.38	3,853,308.85	25,260,580.23	126,302,901.54
24	Apr 30, 2007	0.37	1.16600000	92,129,761.78	3,685,190.46	15,293,540.46	107,423,302.24	19,873,310.91	127,296,613.15	611,741.62	4,296,932.08	794.932.43	5,091,864.51	122,204,748.64
25	May 30, 2007	0.25	1.16900000	92,129,761.78	3,685,190.46	15,569,929.74	107,699,691.52	20,462,941.39	128,162,632.91	622,797.19	4,307,987.65	818,517.65	5,126,505,30	123,036,127.61
26	June 30, 2007	0.28	1.17220000	92,129,761.78	3,685,190.46	15,864,744.98	107,994,506.76	21,058,928.82	129,053,435,58	634,589.80	4,319,780.26	842,357.15	5,162,137.41	123,891,298.17
27	July 30, 2007	0.28	1.17550000	92,129,761.78	3,685,190.46	16,168,773.19	108,298,534.97	21,659,706.99	129,958,241.97	646,750.93	4,331,941.39	866,388.28	5,198,329.66	124,759,912.30
28	Aug 30, 2007	0.24	1.17830000	92,129,761.78	3,685,190.46	16,426,736.53	108,556,498.31	22,254,082.15	130,810,580.46	657,069.46	4,342,259.92	890,163.28	5,232,423.20	125,578,157.26
29	Sep 30, 2007	0.47	1.18390000	92,129,761.78	3,685,190.46	16,942,663.19	109,072,424.97	22,905,209.24	131,977,634.22	677,706.53	4,362,896.99	916,208.37	5.279,105.35	126,698,528.86
30	Oct 30, 2007	0.18	1.18600000	92,129,761.78	3,685,190.46	17,136,135.69	109,265,897.47	23,492,167.96	132,758,065.43	685,445.43	4,370,635.89	939,686.72	5,310,322.60	127,447,742.83
31	Nov 30, 2007	0.30	1.18960000	92,129,761.78	3,685,190.46	17,467,802.83	109,597,564.61	24,111,464.21	133,709,028.83	698,712.11	4,383,902.57	964,458.57	5,348,361.14	128,360,667.69

Note
1) Monetary Adjustment: IPCA-FIPE variation as of March 2004 until the date of the effective installment payment.
2) Interest: 0.5% p.m. ordinary interest as of March 2004 until the date of the effective installment payment.
3) Source: Collection Department - FFC
Collection Department - FFC

EXHIBIT II - 3rd Clause - Item a

Summary statement of the amounts validated by the respective agencies of the direct administration of the State of São Paulo until December 18, 2007, prepared based on information provided by the Finance Secretariat through the Electronic System of Public Utilities Validation and Payment of the State of São Paulo Government.

R$
State Agency	Validated Amount
Government Attorney's Office	624.18
Justice and Citizenship Defense Secretariat	19,.426,.034,35
State Employment and Labor Affairs Secretariat	13,315.05
State Penitenciary Management Secretariat	98,801,872.39
State Culture Secretariat	5,458.49
State Education Secretariat	16,787,132.46
Finance Secretariat	9,960.56
State Health Secretariat	13,184,527.15
Public Security Secretariat	61,702,355.69
Agriculture and Supply Secretariat	7,966.24
State Development Secretariat	1,110,274.79
Sports, Leisure and Tourism Secretariat	31,603.60
State Institutional Affairs Secretariat	718,312.48
State Sanitation and Energy Secretariat	6,739,219.70
State Environment Secretariat	380,253.59
State Transportation Secretariat	85,343.94
State Metropolitan Transportation Secretariat	856.88
TOTAL	219,005,111.54

FFC - 12/20/2007

EXHIBIT III - 3rd Clause - Item b

Summary statement of the amounts expressly refused by the corresponding agencies of the direct administration of the State of São Paulo until December 18, 2007, prepared based on the information provided by the Finance Secretariat through the Electronic System of Public Utilities Validation and Payment of the State of São Paulo Government.

R$
State Agency	Expressly rejected Amount
Without an identified state agency	239.50
Government Attorneys Office	257.64
Justice and Citizenship Defense Secretariat	17,534.14
State Employment and Labor Affairs Secretariat	-
State Aid and Social Development Secretariat	2,068,649.41
State Penitenciary Management Secretariat	1,114,031.09
State Culture Secretariat	725,810.29
State Education Secretariat	8,829,261.55
Finance Secretariat	43.10
State Health Secretariat	554,541.45
Public Security Secretariat	12,424,425.45
Agriculture and Supply Secretariat	3,646.49
State Development Secretariat	375,712.95
Sports, Leisure and Tourism Secretariat	337,294.19
State Institutional Affairs Secretariat	-
State Sanitation and Energy Secretariat	156,480.17
State Environment Secretariat	6,682.45
State Transportation Secretariat	-
State Metropolitan Transportation Secretariat	-
TOTAL	26,614,609.87

FFC - 12/20/2007

EXHIBIT IV - 3rd Clause - Item c

Summary statement of the amounts not reviewed by the corresponding agencies of the direct administration of the State of São Paulo until December 18, 2007, prepared based on information provided by the Finance Secretariat by the Electronic System of Public Utilities Validation and Payment of the State of São Paulo Government.

R$
State Agency	Non-Analyzed Amount
Without an identified state agency	7,703,210.00
Justice and Citizenship Defense Secretariat	20,423.86
Aid and Social Development Secretariat	762,666.43
State Education Secretariat	54,984.71
State Health Secretariat	2,417,591.33
State Public Security Secretariat	226.54
Agriculture and Supply Secretariat	1,373.74
State Development Secretariat	24,895.54
Sanitation and Energy Secretariat	3,013.92
TOTAL	10,988,386.07

FFC - 12/20/2007

Exhibit V

The purpose hereof is to establish the final amount of Interest on Own Capital quity due to the State of São Paulo by Sabesp, from 2005 through 2007.

In Table A, we observe the development of the receivables for the water supply and sewage collection services (Line 1). In addition, it is also stated the accrued Interest on Own Capital due in the same period (Line 2).

The difference (Line 3) indicates that, only as of June 2007, the State became a net creditor of Sabesp. For this reason, the monetary adjustment was applied as of June 2007, on the difference ascertained in that month.

In Table B, the calculation chart of the adjustment applied to the credit difference on behalf of the State in June 2007 is provided below, hence enabling to calculate the total and adjusted amount according to SELIC rate variation until November 2007.

		TABLE “A”				R$/1, 000

	Mar 04	Jun 04	Sep 04	Dec 04	Mar 05	Jun 05	Sep 05

(I) Receivables (Water Supply and
Sewage Collection)	42,074	38,409	58,429	48,476	69,078	126,072	149,161
(II) Interest on Own Capital	-	-	-	-	-	85,231	85,231
Difference (I-II)	42,074	38,409	58,429	48,476	69,078	40,841	63,930

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07

(I) Receivables (Water Supply and
Sewage Collection)	237,702	129,357	268,275	311,618	308,030	294,407	299,619
(II) Interest on Own Capital	85,231	85,231	260,240	260,240	260,240	260,240	396,361
Difference (I-II)	152,471	44,127	8,036	51,378	47,790	34,167	(96,742)

Note:
1) The amounts mentioned in lines I and II were extracted from the Quarterly Information (ITR) disclosed by Sabesp.
2) In February 2004, Sabesp and Gesp executed the 1st Amendment to the GESP Agreement, whereupon the State acknowledges the debt in the amount of R$581,778 thousand, related to the invoices/bills matured from December 1, 2001 through February 29, 2004. The amount of R$42,074 thousand, in March/2004, refers to: (i) invoices/bills issued in February 2004, the maturity date of which will fall in average 60 days after issuance and, therefore, were not matured on February 29, 2004; (ii) invoices/bills issued in March/2004.

TABLE “B”

ADJUSTMENT FOR NOVEMBER 07/R$
MONTH	PRINCIPAL ¹	FACTOR ²	ADJUSTED AMOUNT	RESTATEMENT
JUNE 2007	96,742,498.09	1.0461269029	101,204,929.90	4,462,431.81

TOTAL AMOUNT ADJUSTED FOR NOVEMBER 2007/R$
PRINCIPAL ³	ADJUSTMENT	TOTAL
396,361,417.27	4,462,431.81	400,823,849.08

¹ Amounts extracted from Table "A" as of June/2007.
² Accrued factor from June through November/2007: Selic Rate (June/2007=reference month)
³ Amount extracted from Table "A" as of June/2007

SELIC RATE
MONTH	MONTHLY RATE	FACTOR	ACCRUED FACTOR
Jun 07	0	1.0000	1.0000000000
Jul 07	0.97	1.0097	1.0097000000
Aug 07	0.99	1.0099	1.0196960300
Sep 07	0.80	1.0080	1.0278535982
Oct 07	0.93	1.0093	1.0374126367
Nov 07	0.84	1.0084	1.0461269029

* Source: State Revenue Services website www.receita.fazenda.gov.br/pagamentos/jrselic.htm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: February 25, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.